Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

To the Partners of Host Hotels & Resorts, L.P. and Board of Directors of Host Hotels & Resorts, Inc.:

We consent to the use of (i) our reports dated February 25, 2021, with respect to the consolidated financial statements and financial statement schedule III of Host Hotels & Resorts, Inc. (the “Inc Report on Consolidated Financial Statements”) and the effectiveness of internal control over financial reporting, and (ii) our report dated February 25, 2021, with respect to the consolidated financial statements of Host Hotels & Resorts, L.P. (the “Partnership Report on Consolidated Financial Statements”), incorporated herein by reference.

The Inc. Report on Consolidated Financial Statements and the Partnership Report on Consolidated Financial Statements refer to a change in the method of accounting for leases.

/s/ KPMG LLP

McLean, Virginia May 20, 2021